EXHIBIT 12(b)


        COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
                      AND PREFERRED SHARE DIVIDENDS
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

(millions, except ratios)                                        Year Ended
                                              --------------------------------------
                                              1997     1996     1995    1994    1993
                                              ------  ------  -------  ------- ------
Fixed Charges
 Interest and amortization of debt discount
   and expense on all indebtedness            $1,409  $1,365  $1,373   $1,279  $1,318

  Add interest element implicit in rentals       147     121     119      114     105
                                              ------  ------  ------   ------  -------
                                               1,556   1,486   1,492    1,393   1,423
  Preferred dividend factor                        -      41      89      234     209
  Interest capitalized                             3       5       4        1       3
                                               -----   -----   -----   ------  -------
Total fixed charges                           $1,559  $1,532  $1,585   $1,628  $1,635

Income (loss)
 Income (loss) from continuing operations     $1,188  $1,271  $1,025     $857    $625
 Deduct undistributed net income (loss)
  of unconsolidated companies                     13       8       9       (7)      6
                                              ------  ------  ------   ------- ------
                                               1,175   1,263    1,016     864     619
Add
 Fixed charges (excluding interest
  capitalized and preferred
  dividend factor)                             1,556   1,486    1,492   1,393   1,423
 Income taxes (benefit)                          912     834      703     614     329
    Income (loss) before fixed charges and
      income taxes                            $3,643  $3,583   $3,211  $2,871  $2,371

Ratio of income to combined fixed charges
  and preferred share dividends                 2.34    2.34     2.03    1.76    1.45

In 1996, all the 8.88% Preferred Shares, First Series were redeemed and therefore in 1997 the Company made no other preferred share dividend payments.